EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We consent to the incorporation by reference in Registration Statement No. 333-78969 on Form S-8 of Hudson City Bancorp, Inc. of our report dated June 27, 2008, relating to the statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the Annual Report on Form 11-K of the Profit Incentive Bonus Plan of Hudson City Savings Bank.
/s/ KPMG LLP
Short Hills, New Jersey
June 27, 2008